BERKSHIRE HATHAWAY INC.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
TELEPHONE (402) 346-1400
FAX (402) 346-3375
June 9, 2008
Mr. Joel Parker
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Berkshire Hathaway Inc. Form 10-K for the Fiscal Year ended December 31, 2007 Form 10-Q for the Fiscal Quarter ended March 31, 2008
Dear Mr. Parker:
The purpose of this letter is to advise you that it will not be possible to respond to the comments contained in the letter we received from Mr. Carlton E. Tartar dated June 4, 2008 within 10 business days. It is our current intent to provide our response to you no later than July 3, 2008 (20 business days from the date of the letter). However, we will make every effort to provide our responses to you sooner.
I trust that this proposed timing will be acceptable. If you have any questions or find our proposed timing to be unacceptable, please contact me as soon as possible.
Very truly yours,
BERKSHIRE HATHAWAY INC.
/s/ Marc D. Hamburg
By Marc D. Hamburg
Senior Vice President — Chief Financial Officer
MDH/es

cc:	Mr. Carlton E. Tartar — Accounting Branch Chief Mr. Gus Rodriquez — Staff Accountant Mr. Daniel J. Jaksich